SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)


Leap Wireless International, Inc.
(Name of Issuer)

Common Stock  $0.0001 Par Value Per Share
(Title of Class of Securities)


___________________521863100___________________
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


________________February 21, 2002_____________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.




CUSIP No. 521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
    00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

506,309   (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

506,309 (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

506,309   (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.37%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
CUSIP No. 521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.	 I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

2,165,157 (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

2,164,157 (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,165,157 (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.87%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO


CUSIP No.  521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli International Limited     I.D. NO.  Foreign Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

  9,000    (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

   9,000    (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9,000              (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO

CUSIP No. 521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli International II Limited   I.D. NO.  Foreign Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

 3,000     (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

3,000        (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  3,000             (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.01%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO
CUSIP No.  521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Performance Partnership, L.P.	I.D. NO.  13-3396569
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

 22,000     (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

  22,000      (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   22,000            (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.06%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN
CUSIP No. 521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Advisers, Inc.	I.D. NO.  13-4008049
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

  4,000    (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

   4,000     (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,000          (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.01%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.     I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

  3,000    (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

 3,000        (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000          (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.01%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO
CUSIP No.  521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Foundation, Inc. I.D. NO.  94-2975159
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   NV

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

    1,500  (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

   1,500     (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,500      (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    00-PRIVATE FOUNDATION
CUSIP No. 521863100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ALCE Partners, L.P.	I.D. NO.  13-3782067
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

     500 (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

500 (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 PN

CUSIP No. 521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Securities, Inc.   I.D. NO.  13-3379374
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

    8,770  (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

    8,770    (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,770               (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gemini Capital Management, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of Clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

134,323      (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

134,323        (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

134,323               (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.36%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO

CUSIP No. 521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Multimedia Partners, L.P.   I.D. NO.  13-3782066
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
  WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

  500    (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

500 (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN

CUSIP No. 521863100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Group Capital Partners, Inc.    I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

NONE
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 521863100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Asset Management Inc. I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 521863100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
  None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

None
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

CUSIP No. 521863100

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
This Amendment No. 2 to Schedule 13D on Leap Wireless
International, Inc. (the "Issuer") is being filed on behalf of the undersigned
to amend the Schedule 13D, as amended (the "Schedule 13D"), which was
originally filed on August 13, 2001.   Unless otherwise indicated, all
capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.
Item 2.		Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mario
Gabelli"), Marc J. Gabelli ("Marc Gabelli") and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer.  Many of these entities engage in various aspects of the securities business, including as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.
Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed
Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli
Partners"), Gabelli Asset Management Inc. ("GAMI"), Gabelli Funds, LLC
("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc.
("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance
Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli
Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc.
Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"),
Gabelli International II Limited ("GIL II"), ALCE Partners, L.P.  ("ALCE"),
Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), MJG Associates, Inc.
("MJG Associates"), Gemini Capital Management, LLC. ("Gemini"), Gabelli Fund,
LDC ("LDC"), Gabelli Foundation, Inc. ("Foundation"), Gabelli Advisers, Inc.
("Gabelli Advisers"), Gabelli Global Partners Master Fund, Ltd. ("GGP"),
Gabelli European Partners Master Fund, Ltd. ("GEP"), Mario Gabelli, Marc
Gabelli, Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated
("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"),
Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch
Telecom"), Lynch Telephone Corporation ("Lynch Telephone"), Lynch Interactive
Corporation ("Interactive"), Brighton Communications Corporation ("Brighton")
and Inter-Community Telephone Company ("Inter-Community").  Those of the
foregoing persons signing this Schedule 13D are hereafter referred to as the
"Reporting Persons".
		Gabelli Partners makes investments for its own account and is the parent company of GAMI.  Mario Gabelli is the Chairman of the Board of
Directors, Chief Executive Officer and majority shareholder of Gabelli
Partners.  GAMI, a public company listed on the New York Stock Exchange, is the parent company of a variety of companies engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers
Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
		GSI, a majority owned subsidiary of GAMI, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells securities for its own account.  It is the immediate parent of Gabelli & Company.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-
dealer registered under the Securities Exchange Act of 1934, as amended ("1934
Act"), which as a part of its business regularly purchases and sells securities for its own account.
		GLI, a wholly-owned subsidiary of GSI, is a corporation which currently has no active operations.
		Gabelli Associates is a limited partnership whose primary business purpose is risk arbitrage investments.  GSI and Mario Gabelli are the general partners of Gabelli Associates.
		GAL is a corporation whose primary business purpose is risk
arbitrage investments.  Shares of GAL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors.  GSI is the investment manager of GAL.
		Gabelli Funds, a wholly owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is an investment adviser registered under the
Advisers Act which presently provides discretionary managed account services for the following registered investment companies: The Gabelli Equity Trust
Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible
Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap
Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli
Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global
Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli
Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global
Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund,
The Gabelli Utilities Fund and The Gabelli Blue Chip Value Fund (collectively, the "Funds").
		Gabelli Advisers, a subsidiary of GAMI, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty
Mitessm Fund
		The Plan, a qualified employee profit sharing plan, covers
substantially all employees of  GAMI and its affiliates.
		GPP is a limited partnership whose primary business purpose is investing in securities.  MJG Associates provides services to GPP, and Mario
Gabelli is the general partner and a portfolio manager for GPP.
		GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the
United States and may be offered to a limited number of U.S. investors.  MJG
Associates is the investment manager of GIL. Mario Gabelli is a portfolio manager for GIL and Chairman of the Board of Directors of GIL.
		GIL II is a corporation whose business purpose is investing
primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors.
MJG Associates is the investment manager of GIL II.  Mario Gabelli is a portfolio manager and Chairman of the Board of Directors of GIL II.
		ALCE is an investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities.  GSI is a general partner of ALCE.
		Multimedia Partners is an investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multimedia communications companies.  GSI is a general partner of Multimedia Partners.
		GGP is a corporation whose primary business purpose is investing in securities on a global basis.  Gabelli Securities International Limited and
Gemini are the investment advisors of GGP and Marc Gabelli is the portfolio manager for GGP.
		GEP is a corporation whose primary business purpose is investing in securities of European Companies.  Gabelli Securities International Limited is
the investment advisor of GEP and Marc Gabelli is a portfolio manager for GEP.
		LDC is a corporation whose business purpose is investing primarily in a portfolio of equity securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Interests are offered to insurance companies which do not conduct any business in the United States and which are licensed where they do business.  MJG Associates is the investment manager of LDC.
Mario Gabelli is a portfolio manager for LDC.
		MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.
		Gemini is a limited liability company whose primary business purpose is to provide advisory services to offshore funds.  Marc Gabelli is the
President, Chief Investment Officer and majority shareholder of Gemini.
The Foundation is a private foundation.  Mario Gabelli is the
President, a Trustee and the investment manager of the Foundation.
	Lynch is a public company traded on the American Stock Exchange engaged in manufacturing.  Spinnaker, a subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ National Market.  Spinnaker is a manufacturing firm with major subsidiaries in specialty adhesive-backed materials business.  Interactive, a public company listed on the American Stock
Exchange, is a holding company whose principal subsidiary is Brighton.
Brighton is a holding company with subsidiaries in multimedia and services businesses.  Western New Mexico, a subsidiary of Brighton, provides local telephone services in an area in Southwestern New Mexico.  Inter-Community, which is also a subsidiary of Brighton, provides local telephone services in an area 40 miles west of Fargo, North Dakota.  Lynch and Interactive actively pursue new business ventures and acquisitions.  Mario J. Gabelli is a director,
Chairman of the Board and a substantial shareholder of Lynch and Interactive.
		The Reporting Persons do not admit that they constitute a group.
		Gabelli Partners, GAMI, GAMCO, Gabelli & Company and GLI are New
York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York
10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  GPP is a New York limited partnership having its principal business office at 401
Theodore Fremd Ave., Rye, New York 10580.  MJG Associates is a Connecticut
corporation having its principal business office at 401 Theodore Fremd Ave.,
Rye, New York 10580. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York
10580.  ALCE and Multimedia Partners are Delaware limited partnerships each having its principal business office at One Corporate Center, Rye, New York
10580. GAL and GIL are corporations organized under the laws of the British
Virgin Islands having their principal business office at c/o Fortis Fund
Services (Cayman) Limited, Grand Pavilion, Commercial Centre, 802 West Bay
Road, Grand Cayman, British West Indies.  GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman,
British Wet Indies.  Gemini is a Delaware limited liability company with its principal place of business at 401 Theodore Fremd Ave, Rye, New York 10580.
LDC is a corporation organized under the laws of the British Virgin Islands having its principal business office at c/o Tremont (Bermuda) Limited, Tremont
House, 4 Park Road, Hamilton HM II, Bermuda.  The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno,
Nevada 89501.  Lynch is an Indiana corporation having its principal business office 401 Theodore Fremd Ave., Rye, New York 10580.  Spinnaker is a Delaware
corporation having its principal business office at 251 Welton Street, Handen,
CT  06511.   Interactive and Brighton are Delaware corporations each having its principal place of business at 401 Theodore Fremd Ave., Rye, New York 10580.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
		(f)  - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
		Item 3 to Schedule 13D is amended, in pertinent part, as follows:
		The Reporting Persons used an aggregate of approximately $5,498,770 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D.  GAMCO and Gabelli Funds used approximately $3,993,318 and $702,596, respectively, of funds that were provided through the accounts of certain of their investment advisory clients
(and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. Gemini used approximately $799,456 of client funds to purchase the Securities reported by them.  The Foundation used approximately $3,400 of funds from the Foundation's assets to purchase the additional Securities reported by it.

Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 2,858,059 shares, representing 7.73 % of the 36,863,156 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2001. The Reporting Persons beneficially own those Securities as follows:

Name

Shares of
Common Stock
% of Class of
Common
Gabelli Funds

506,309
1.37%
GAMCO
2,165,157
5.87%

GIL

9,000

0.02%

GIL II

3,000

0.01%

GPP

22,000

0.06%

Gabelli Advisers

4,000

0.01%

MJG Associates

3,000

0.01%

Foundation

1,500

0.00%

GMP

500

0.00%

ALCE

500

0.00%

GSI

8,770

0.03%

Gemini

134,323

0.36%

Mario Gabelli

0

0.00%

Marc Gabelli

0

0.00%

		Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Marc Gabelli and Gemini. Marc Gabelli is deemed to have beneficial ownership of the Securities owned by Gemini. GSI is deemed to have beneficial ownership of the Securities beneficially owned by ALCE, GMP, GAL, Gabelli Associates and Gabelli
& Company. MJG Associates is deemed to have beneficial ownership of the Securities beneficially owned by GPP, GIL, GIL II and LDC. GAMI and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli, Marc Gabelli, Gemini and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 1,000 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, Marc Gabelli, GAMI, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.




Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	February 22, 2002

MARIO J. GABELLI
MARC J. GABELLI
GABELLI INTERNATIONAL LIMITED
GABELLI INTERNATIONAL II LIMITED
GABELLI PERFORMANCE PARTNERSHIP, L.P.
GEMINI CAPITAL MANAGEMENT LIMITED
GABELLI FOUNDATION, INC.
MJG ASSOCIATES, INC.




By:/s/ James E. McKee
     James E. McKee
    Attorney-in-Fact

GABELLI FUNDS, LLC
GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI ADVISERS, INC.
ALCE PARTNERS, L.P.
GABELLI SECURITIES, INC.
GABELLI MULTIMEDIA PARTNERS, L.P.



By:/s/ James E. McKee
     James E. McKee
     Secretary





GAMCO INVESTORS, INC.



By:/s/ Douglas R. Jamieson
    Douglas R. Jamieson
    Executive Vice President


Schedule I

Information with Respect to Executive
Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.


Gabelli Group Capital Partners,
Inc.
Directors:

	Mario J. Gabelli

Chief Executive Officer and Chief Investment
Officer of Gabelli Group Capital Partners, Inc.,
Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli
Funds, LLC; Chairman and Chief Executive Officer of Lynch Interactive Corporation; Director of
Lynch Corporation.

	Richard B. Black
Vice Chairman of the Board of Directors of Oak
Technology, Inc.; Chairman of ECRM; Director of
The Morgan Group, Inc.; General Partner of KBA
Partners
Parker Plaza
400 Kelby Street
Fort Lee, NJ   07029

	Charles C. Baum





Chairman, Director and Chief Executive Officer of
The Morgan Group, Inc.; Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

	Eamon M. Kelly
Professor
Payson Center for International
Development Technology Transfer
Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA   70118

	Arnold M. Reichman
Chief Executive Officer
Outercurve Technologies
609 Greenwich Street
New York, NY 10014

	Marc J. Gabelli

Managing Director

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

	Mario J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer
	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

Gabelli Asset Management
Inc.
Directors:

	Raymond C. Avansino,
Jr.
Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli

See Above
	Paul B. Guenther

Chairman
New York Philharmonic
10 Lincoln Center Plaza
New York, NY 10023

	John C. Ferrara
President
SPACE.com
120 West 45th Street
New York, NY 10036

	Dr. Eamon M. Kelly
See Above

	Karl Otto Pohl (1)
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:



	Mario J. Gabelli


Chairman, Chief Executive Officer and Chief
Investment Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Executive Officer and Chief Investment
Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson
Executive Vice President and Chief Operating
Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	Gus Coutsouros
Vice President and Chief Financial Officer

	James E. McKee
Secretary

Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary


Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.
See above

Officers:


	Robert S. Zuccaro
Vice President-Finance

	James E. McKee
Secretary

Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.

	Robert S. Zuccaro
See above

Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds

	Walter K. Walsh
Compliance Officer

	James E. McKee
Secretary

GLI, Inc.
Directors:

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.
Officers:


	Mario J. Gabelli
Chairman and Chief Investment Officer

Gabelli Associates Limited
Directors:

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

	MeesPierson Nominees
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

Officers:


	Mario J. Gabelli
Chief Investment Officer

	Kevin Bromley (2)
Vice President, Treasurer and Assistant Secretary

	Sandra Wright (2)
Secretary and Assistant Treasurer

Gabelli International Limited
Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies







Gabelli Fund, LDC
Directors:

	Johann S. Wong (4)
c/o Tremont (Bermuda) Limited
Tremont House
4 Park Road
Hamilton, HM11
Bermuda

	Peter D. Anderson (5)
Givens Hall Bank & Trust
Genesis Building
P.O. Box 2097
Grand Cayman, Cayman Islands
BWI 3459498141

	Karl Otto Pohl
See above

	Anthonie C. van Ekris

See below
Gabelli Global Partners Master
Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
Vice President
Institutional Capital Markets Bear Stearns
International Ltd.

	Marco Sampelligrani (7)
Trader, Gabelli Securities, Inc.

	Antonie Van Ekris
See below

Gabelli European Partners Master
Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
See above

	Marco Sampelligrani (7)
See above

	Antonie Van Ekris
See below



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Florida Light & Power Co.
P.O. Box 14000
700 Universe Blvd.
Juno Beach, FL 33408

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	Ralph R. Papitto
Chairman and Chief Executive Officer of Lynch
Corporation
Chairman of the Board
AFC Cable Systems, Inc.
50 Kennedy Plaza - Suite 1250
Providence, RI   02903

	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	John C. Ferrara
See above

	David C. Mitchell
Business Consultant
c/o Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Vincent S. Tese
Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

	Daniel R. Lee
Business Consultant
c/o Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer


Brighton Communications Corporation
401 Theodore Fremd Avenue Rye, NY 10580
Directors:


	Robert E. Dolan

See above - Lynch Interactive Corporation
Officers:


	Robert E. Dolan

President, Controller, Treasurer and Assistant
Secretary


	(1) Citizen of Germany

	(2) Citizen of the Cayman Islands

	(3) Citizen of Bermuda

	(4) Citizen of Bermuda and Canada

	(5) Citizen of the UK

	(6) Citizen of Switzerland

	(7) Citizen of Italy